FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces BBM for Windows Phone and Nokia X Platforms	3.

Document 1

  NEWS RELEASE
February 24, 2014

FOR IMMEDIATE RELEASE

BlackBerry Announces BBM for Windows Phone and Nokia X Platforms

Mobile World Congress 2014, Barcelona – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that BBM™ will be made available to Windows Phone and Nokia X customers in the coming months.

BBM is a premier mobile messaging platform that offers best-in-class collaboration tools such as BBM Groups, BBM Voice and BBM Channels. BBM users rely on the privacy, immediacy and control that are at the core of BBM.

“BBM continues to grow in popularity as millions of people use our mobile platform for chatting and connecting with friends or colleagues, and we are very excited that we will soon welcome Windows Phone and Nokia X users to the BBM community,” said John Sims, President, Global Enterprise Solutions at BlackBerry.

"Today marks an exciting moment for Nokia," said Bryan Biniak, Vice President and GM of Developer Relations, Nokia Corporation.  "By bringing BBM to the Windows Phone and Nokia X communities, our customers will be able to experience this popular global messaging app."

Windows Phone and Nokia X customers will soon have access to a comprehensive suite of messaging and collaboration features, including:

•	BBM Chats: Have instant BBM Chats, including a Multi-Chat option, and receive real-time confirmations when messages are delivered and read (Ds & Rs)

•	Personalization: Create a profile that can be easily personalized with profile pictures/avatars and status updates that contacts can see in the Updates area of BBM

•	BBM Groups: Now, with BBM Groups, up to 50 people can be added to the conversation. Chat, share photos and schedules with even more friends

•
BBM Voice: Free voice calls between BBM contacts on Windows Phone, Nokia X, iPhone, Android and BlackBerry anywhere in the world using data or WiFi connection (*Data Plan or WiFi required for BBM Voice)

•
BBM Channels: Join conversations on BBM Channels between people, brands and communities. Create a BBM channel to share thoughts, ideas and passions. Or, subscribe to a channel to join conversations with others who have shared interests.

•	One-click sharing: BBM users on Windows Phone, Nokia X, Android, iPhone and BlackBerry devices have access to fast one-click sharing of photos, documents, voice notes and more

•	New Emoticons: We now have over 100 new emoticons to help people say what they mean and make their point in a fun and visual way.

Pricing and Availability

BBM will be available as a free download from the Windows Phone Store this summer. BBM for Nokia X will be available from the Nokia Store when the Nokia X platform launches.

Useful Links
Inside BlackBerry Blog Post (http://blogs.blackberry.com/2014/02/bbm-windows-phone/)
BBM information (www.bbm.com)
BBM PIN Card Generator (http://mypin.bbm.com/)

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	February 24, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer